U.S. ENERGY CORP.

877 North 8th West
Riverton, WY 82501 USA

Ph: (307) 856-9271
Fx: (307) 857-3050
www.usnrg.com

July 27, 2015

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:	U.S. Energy Corp. Registration Statement on Form S-3 (File No. 333-204350)
Ladies and Gentlemen:
            Pursuant to Rule 461 under the Securities Act of 1933, as amended, U.S. Energy Corp. (the "Company") hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 4:00 p.m. Eastern Time on July 29, 2015, or as soon thereafter as practicable.

The Company acknowledges that:
•
Should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Elofson of Davis Graham & Stubbs LLP at (303) 892-7335 should you have any questions or comments.

Very truly yours,

By:	/s/ Steven D Richmond
Name:	Steven D Richmond
Title:	Chief Financial Officer